UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
_______________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number: 001-33911

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RENESOLA LTD
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No. 8 Baoqun Road, YaoZhuang
Jiashan, Zhejiang 314117
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENESOLA LTD

By:	/s/ Yuanyuan (Maggie) Ma
Name:	Yuanyuan (Maggie) Ma
Title:	Chief Financial Officer

Date: September 25, 2017

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release

Exhibit 99.2	Share Purchase and Subscription Agreement, dated as of September 25, 2017, by and among ReneSola Ltd, ReneSola Singapore Pte. Ltd., Mr. Xianshou Li and other parties named therein